Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

A tweet related to the transaction:

G. MICHAEL SIEVERT (Twitter @SievertMike)

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Tweet: Something has GOT to be done in the cable broadband industry and I can’t wait for New @TMobile to be the one to take it on! Key info: http://NewTMobile.com [link to Telecompetitor article below]

T-Mobile: Sprint Merger Will Unleash New Cable Broadband Competitor Featuring Fixed Wireless

By Joan Engebretson, Telecompetitor, September 13, 2018

If T-Mobile and Sprint are allowed to merge, they will launch a fixed wireless offering to 52% of U.S. zip codes, said T-Mobile President Mike Sievert yesterday. The T-Mobile fixed wireless offering would specifically target cable companies, Sievert said.

“A really interesting upside for the new T-Mobile is to attack the least competitive and most hated industry in this sector, which is home broadband cable companies,” said Sievert.

“The new T-Mobile” is the phrase that T-Mobile uses for a merged T-Mobile and Sprint.

Pointing to Comcast in particular, Sievert said the new T-Mobile would offer fixed wireless in two thirds of that company’s territory and “we’ll have more homes passed than they do in home broadband with the new T-Mobile.” T-Mobile also has video in its arsenal now too, with their acquisition of Layer 3. A bundled fixed wireless and video offer could be interesting.

T-Mobile Fixed Wireless

In an FCC filing at the time it announced plans to merge with Sprint, T-Mobile said it would launch fixed wireless if the merger were approved, but that filing only references a target market of 52.2 million rural residents over 2.4 million square miles or approximately 84.2% of rural residents.

That filing also references a target speed of “at least 25 Mbps downstream and 3 Mbps upstream.”

If the new T-Mobile fixed wireless service were to provide speeds near that minimum, the offering wouldn’t be the cable company attack product that Sievert describes.

Potentially T-Mobile intended speeds considerably higher than 25/3 all along but referenced those speeds in the FCC filing because they represent a target often referenced by the FCC, and the company may have wanted to reveal as little as possible for competitive reasons. It’s also possible that in the months since the filing, the company has noted a technology cost/performance breakthrough that would enable the T-Mobile fixed wireless offering to support higher speeds and a larger target market.

Sprint Spectrum is Key

Sievert stopped short of specifying speeds for the T-Mobile fixed wireless offering, but his comments about the mobile offering he envisions for the merged company offer some clues. According to Sievert, the merged company’s 5G offering would support “average speeds nationwide of 450 megabits per second” and “100 megabits per second to 90% of Americans.”

Key to these plans is Sprint’s extensive mid-band spectrum holdings. Sievert’s comments indicate that T-Mobile expects to offer both high speeds and considerable range using this spectrum.

The range that a spectrum band can support is key to how quickly service in that band can be rolled out. AT&T and Verizon expect to offer speeds in the hundreds of megabits per second or perhaps gigabit range using 5G technology in the millimeter wave band, but the range that spectrum band can support is relatively short, requiring denser cellsite infrastructure, which will take longer to deploy.

T-Mobile has said its 5G network will be deployed nationwide by 2020 – a claim no other carrier has yet made.

Why Cable?

Why Sievert is emphasizing customers of cable companies rather than all broadband providers as a target market for the T-Mobile fixed wireless offering isn’t clear. If T-Mobile’s fixed wireless speeds are in the same range or even somewhat higher than what the company expects for mobile, it could be hard to beat the gigabit speeds that cable companies can support when they upgrade to the latest generation of DOCSIS technology. Many cable companies already have made that upgrade and others are aggressively rolling out the new technology.

Perhaps Sievert and T-Mobile are hoping to sway FCC opinion regarding the merger by introducing the potential for another competitor in the broadband marketplace, taking on the dominant cable broadband position in many markets.

His comments about consumer perceptions of cable companies also suggest he sees an opportunity to attack the cable market from a customer service standpoint – a strategy T-Mobile has used quite successfully in the mobile market.

Sievert made his comments at the Goldman Sachs Communacopia Conference, which was also webcast.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com.

Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.